SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended July, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

31 July 2012

BP Second Quarter 2012 Results

BP today reported its quarterly results for the second quarter of 2012. Underlying replacement cost profit for the quarter, adjusted for non-operating items and fair value accounting effects, was $3.7 billion, compared with $5.7 billion for the same period in 2011 and $4.8 billion for the first quarter of 2012.

Compared to the previous quarter, the underlying results were depressed by weaker oil and US gas prices together with reductions in output due to extensive planned maintenance, particularly affecting high-margin production from the Gulf of Mexico, and lower net income from TNK-BP. This was partly offset by a beneficial consolidation adjustment to unrealised profit in inventory.

BP's share of net income from TNK-BP was $700 million lower than the first quarter, driven by the impact of the rapid fall in oil prices amplified by the lag in Russian oil export duty, which is based on earlier higher oil prices. At current Urals prices, net income in the third quarter is expected to show some positive reversal of the duty lag.

Bob Dudley, BP group chief executive, said: "We recognise this was a weak earnings quarter, driven by a combination of factors affecting both the sector and BP specifically.

"The effects of price movements have impacted our earnings in the quarter. Our extensive turnaround and maintenance programme, which will continue into the third quarter, is also affecting some aspects of our near term results. All of this will take time, but it is important investment that will enhance safety and reliability for the long term. As we deliver this major transformation, we are also committed to generating sustainable efficiencies in our operations.

"Rebuilding trust with our shareholders and other stakeholders is vitally important. We are making progress against the critical strategic and operational targets we have set ourselves and are confident that this will deliver long-term, sustainable value."

Non-operating items included a number of significant impairments, totalling $4.8 billion on a pre-tax basis, relating primarily to reductions in value of US shale gas assets, certain refineries in the company's portfolio and the decision to suspend the Liberty project in Alaska.

Operating cash flow for the second quarter, after $1.7 billion of post-tax Gulf of Mexico expenditure, was $4.4 billion, compared to $3.4 billion in the previous quarter. Gearing was 21.9%, reflecting the impact on equity due to the impairments. BP announced a dividend for the quarter of 8c per ordinary share.

BP's production of oil and gas, excluding TNK-BP, averaged 2.275 million barrels of oil equivalent per day (mmboed) in the second quarter, compared to 2.457 mmboed for the same period last year. Reported production in the third quarter is expected to be slightly lower, as the seasonal turnaround programme continues, before increasing in the fourth quarter. In line with previous guidance, full year underlying production, adjusted for divestments, is expected to be broadly similar to 2011. BP's share of TNK-BP production in the second quarter was 1.016 mmboed, compared to 0.976mmboed for the second quarter of 2011.

BP expects to increase operating cash flow by 50 per cent from 2011 levels in 2014, in a $100 a barrel oil price environment (see Notes, below). This is expected to be driven both by the completion of contributions into the Gulf of Mexico Trust Fund -- expected by the end of 2012 -- and the delivery of major projects, focused on 15 new higher-margin upstream projects scheduled to begin production by the end of 2014. Six are scheduled to start up in 2012, and two - Galapagos in the Gulf of Mexico and Clochas-Mavacola offshore Angola - are now on stream. Six rigs are now operational on BP fields in the Gulf of Mexico, with a total of eight expected to be in place by year end.

"Moving into 2013, we expect earnings momentum to build as we complete payments into the Trust Fund, as high-value production comes back on line, and as the impact of new projects ramps up," Dudley said.

By the end of the second quarter, BP had paid a total of $8.8 billion in individual and business claims and government payments arising from the Deepwater Horizon incident. The cash balances in the Trust and the Qualified Settlement Funds at June 30, amounted to $10.1 billion, with $17.9 billion contributed in and $7.8 billion disbursed.

BP continues to reshape and focus its portfolio and since the beginning of 2010 has now entered into agreements to sell assets with a value of $24 billion. Total divestments since 2010 are targeted to reach $38 billion by the end of 2013.

In exploration, during the quarter BP acquired 43 leases in the Gulf of Mexico, which are awaiting regulatory approvals. It also resumed operation of its long-term exploration contracts onshore and offshore in Libya. Seismic activities are underway in Angola and Namibia and several exploration wells are currently drilling. A major seismic survey in BP's Ceduna Basin acreage offshore southern Australia, was also completed.

Further information:

BP press office: +44 (0)20 7496 4076, bppress@bp.com

Notes:

· A pre-tax charge of $847 million was taken in the second quarter to reflect an increase in provision for various costs and litigation relating the Gulf of Mexico oil spill.

· BP's target to increase operating cash flow by 50 per cent from 2011 levels reflects the company's expectation that all required payments into the $20-billion trust fund will have been completed by the end of 2012. It does not reflect any cash flows relating to other liabilities, contingent liabilities, settlements or contingent assets arising from the Gulf of Mexico oil spill which may or may not arise at that time. BP is not able to reliably estimate the amount or timing of a number of contingent liabilities. See Note 2 of BP plc's Half Year results published today for further information.

· Reconciliations to GAAP: This press release contains certain financial information that is not presented in accordance with generally accepted accounting principles (GAAP). A quantitative reconciliation of this information to the most directly comparable financial measure calculated and presented in accordance with GAAP can be found on our website at www.bp.com.

· Cautionary Statement:
  This press release contains certain forward-looking statements with respect to the operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, these include certain statements regarding: the expected impact of Russia's crude oil and products export duty on BP's share of TNK-BP net income in the third quarter of 2012; prospects for and the timing of BP's turnaround and maintenance programme; the expected level of reported production in the third quarter and fourth quarter of 2012; the expected level of full-year underlying production, adjusted for divestments, in 2012; the anticipated increase in operating cash flow and margins; the timing for completion of contributions to and payments from the $20-billion Trust fund; the prospects for, timing and composition of future projects including expected start up, completion, timing of production, level of production and margins; expectations for drilling and rig activity in the Gulf of Mexico; the prospects for earnings momentum in 2013; prospects for BP's $38-billion divestment programme, and the intention to make $38 billion of disposals by the end of 2013; prospects for the completion of planned and announced divestments; and the expected award of new leases in the Gulf of Mexico. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the factors such as:
  the timing of bringing new fields on stream; the timing and successful completion of certain disposals; OPEC quota restrictions; PSA effects; future levels of industry product supply; demand and pricing; operational problems;
  general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; actions by regulators; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed under "Principal risks and uncertainties" in our Stock Exchange Announcement for the period ended 30 June 2012 and under "Risk Factors" in BP's Annual Report and Form 20-F 2011 (SEC
  File No. 1-06262) as filed with the US Securities and Exchange Commission (SEC).

                                                                                                                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 31 July 2012

/s/ J. Bertelsen
...............................
J. Bertelsen
Deputy Company Secretary